November 15, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Brigitte Lippmann, Staff Attorney
Christopher Dunham, Staff Attorney
Howard Efron, Staff Accountant
Isaac Esquivel, Staff Accountant

Re:	Brookfield Business Partners L.P.
Form 20-F for Fiscal Year Ended December 31, 2020
Filed March 17, 2021
File No. 001-37775

Dear Ladies and Gentlemen:

Set forth below are the responses of Brookfield Business Partners L.P. (“we,” “our” or the “Partnership”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 25, 2021, with respect to the Partnership’s Form 20-F for Fiscal Year Ended December 31, 2020 (the “BBU 2020 Form 20-F”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment.

1.	We note your response to prior comment 1 and are unable to agree with your position. Please revise the titles of your non-IFRS measures, such as “Adjusted EBITDA” and "Adjusted FFO," to more clearly distinguish the measures from EBITDA and FFO as commonly defined.

The Partnership acknowledges the Staff’s comment and in future filings, beginning in the Partnership’s third quarter interim report, has revised the titles of “Company EBITDA” and “Company FFO” to “Adjusted EBITDA” and “Adjusted FFO”, respectively.

The Partnership advises the Staff that for ease of reference, the Partnership uses the titles “Company FFO” and “Company EBITDA” throughout the remainder of this response letter; however, the Partnership acknowledges that in future filings such terms will be replaced with “Adjusted FFO” and “Adjusted EBITDA”.

BROOKFIELD BUSINESS PARTNERS L.P.

73 FRONT STREET, HAMILTON HM 12, BERMUDA

T +1 441.294.1443   bbu.brookfield.com

2.	We have reviewed your response to comment 3. Please address each of the following with respect to Company EBITDA:

•	Please provide us with a list of the items included in your other income (expense) adjustment. Additionally, please address your consideration of Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.01.

Detailed below is a list of items included in ‘Other income (expense), net’:

-	Derivative and other revaluations and settlements

-	Restructuring costs

-	Gain or loss on debt extinguishment/modification

-	Transaction costs

-	Foreign currency revaluations

-	Legal provisions, provisions and write-offs for bad debts, and other

-	Gain or loss on disposition of property, plant and equipment (PP&E)

The Partnership advises the Staff that it considered the guidance in Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.01, and submits that the exclusion of ‘Other income (expense), net’ is because these items are not related to revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations.

Specifically with regards to ‘Restructuring costs’ noted above, certain acquired subsidiaries may require operational improvements for which we need to incur restructuring costs. Operational initiatives undertaken at a subsidiary may be completed within a year or require a multi-year restructuring plan. As a result of these operational initiatives underway in some subsidiaries, the Partnership may incur restructuring costs in consecutive periods either related to different subsidiaries or with regards to the same subsidiaries, but as previously described, these costs are related to strategic operational initiatives, and are not specific to normal operating activities. As a result, we do not believe their exclusion from Company EBITDA presents a misleading performance measure.

The Partnership further advises the Staff that on page 71 of the Partnership’s Form 20-F for the Fiscal Year Ended December 31, 2020, it includes a discussion with regards to items included in ‘Other income (expense), net’. As detailed in Appendix 1, the ‘Other income (expense), net’ adjustment to reconcile net income to Company EBITDA corresponds to ‘Other income (expense), net’ as presented on our IFRS consolidated statement of operating results. In future filings the Partnership will ensure that it discloses and clearly labels all material components of ‘Other income (expense), net’, in its reconciliation of Non-IFRS Measures to IFRS Measures.

•	Please explain to us how you determined the amount of your adjustment for Amounts attributed to non-controlling interests. Additionally, please address your consideration of Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.04.

The Partnership advises the Staff that the adjustment for ‘Amounts attributable to non-controlling interests’ is determined based on our consolidated financial statements and the amount of economic interest held by third parties. For example, if we hold a 40% economic interest in a consolidated subsidiary, the adjustment to quantify the amount attributable to non-controlling interests would be 60% of the consolidated subsidiary’s Company EBITDA. This calculation would also be consistent with how the Partnership determines net income attributable to non-controlling interests in its IFRS consolidated statement of operating results.

The Partnership believes that the presentation of EBITDA attributable to the Partnership, or Company EBITDA, is an important measure of operating performance. Due to the size and diversification of our operations, including economic ownership interests that vary, Company EBITDA is critical in assessing the overall operating performance of our business. Users of the Partnership’s financial information (which encompasses both the financial statements and the information outside the financial statements) utilize Company EBITDA to assess the performance and valuation of the Partnership. For example, through the computation of an Enterprise Value-to-Company EBITDA multiple, a measure commonly used to enhance comparability across other publicly traded entities.

The Partnership submits to the Staff that adjustments to determine amounts attributable to non-controlling interests is consistent with the guidance in Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.04. We do not believe that adjustments to determine amounts attributable to non-controlling interests are individually tailored recognition and measurement methods as the adjustments (i) do not shift the measure from an accrual basis of accounting to cash; (ii) do not adjust line items presented in the Partnership’s consolidated statement of operations with information related to its pro rata share of unconsolidated investees or affiliates; (iii) are calculated consistent with how the Partnership determines net income attributable to non-controlling interests in its IFRS consolidated financial statements; and (iv) are based on the underlying economic interest in a consolidated subsidiary and does not ignore any aspects of the economics.

In light of the Staff’s comment and in future filings beginning with the Partnership’s Form 20-F for the fiscal period ending December 31, 2021, we will include within our non-IFRS reconciliation a description of how adjustments attributable to non-controlling interests are determined. Please refer to the proposed revised disclosure in Appendix 1.

3.	We have reviewed your response to comment 3. Please address each of the following with respect to Company FFO:

•	We note that the company primarily owns and operates business services and industrial operations. Please explain to us in greater detail why you believe Company FFO provides useful information to investors.

Users of the Partnership’s financial information (which encompasses both the financial statements and the information outside the financial statements) utilize Company FFO as one of the key factors when evaluating the returns on invested capital generated by our businesses and the value-accretion of limited Partnership units. The Partnership funds its strategic investments through a combination of equity provided by the Partnership and institutional partners, as well as debt. Company FFO includes interest expense on borrowings and permits the Partnership to evaluate the performance of its investments on an after-tax levered basis. This contrasts Company EBITDA, which is an unlevered performance measure used by investors and the Partnership to assess core operating performance.

Further, Company FFO is used by the Chief Operating Decision Maker (“CODM”) for the purpose of allocating resources to the Partnership’s operating segments and assessing the performance of investments. The Partnership’s presentation of Company FFO gives investors and the CODM comparability of our ongoing performance across periods.

The Partnership will enhance its disclosure to clearly differentiate Company FFO from FFO as defined by the National Association of Real Estate Investment Trusts, Inc. and will include the following disclosure in future filings:

Our definition of Company FFO may differ from the definition of FFO used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada ("REALPAC") and the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.

•	Please provide us with a list of the items included in your other income (expense) adjustment. Additionally, please address your consideration of Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.01.

Please refer to response to Comment No. 2 above.

•	Please explain why your adjustment for Company FFO income tax (expense) recovery only adjusts for a portion of your total income tax (expense) recovery. Additionally, please address your consideration of Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.04.

In future filings, the Partnership will revise its proposed reconciliation consistent with Appendix 1 to separately disclose ‘Income tax (expense) recovery – Deferred’ as the amount adjusted to reconcile net income to Company FFO.

The adjustment ‘Income tax (expense) recovery – Deferred’ excludes the impact of deferred taxes from Company FFO because we do not believe deferred taxes reflect the present value of the actual cash tax obligations we will be required to pay, particularly if we hold our operating businesses for an extended period of time. In addition, ‘Income tax (expense) recovery – Deferred’ if realized is reflected in Company FFO in the period realized either as lower ‘Income tax expense (recovery) – Current’ (in the case of previously recorded ‘Income tax recovery – Deferred’) or as higher ‘Income tax expense (recovery) – Current’ (in the case of previously recorded ‘Income tax expense – Deferred’) consistent with recognition of ‘Income tax expense (recovery) – Current’ in the Partnership’s IFRS consolidated statement of operating results.

The Partnership advises the Staff that it has considered the guidance in Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.04 and submits to the Staff that it does not believe the adjustment for ‘Income tax expense (recovery) – Deferred’ is an individually tailored recognition and measurement method as the adjustment (i) does not shift the measure from an accrual basis of accounting to cash; (ii) does not adjust line items presented in the Partnership’s consolidated statement of operations with information related to its pro rata share of unconsolidated investees or affiliates; and (iii) is consistent with ‘Income tax (expense) recovery – Deferred’ presented in our IFRS consolidated statement of operating results.

•	Please explain to us how you determined the amount of your Company FFO adjustments for Gain (loss) on acquisitions/dispositions, net in Company FFO, Other income (expenses) net in Company FFO, Amounts attributed to non-controlling interests. Additionally, please address your consideration of Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.04.

In future filings, the Partnership will revise its proposed reconciliation consistent with Appendix 1 to separately disclose ‘Gain (loss) on acquisitions/dispositions, net in Company FFO’ and ‘Gain (loss) on acquisitions/dispositions, net in Company FFO recorded in equity’.

Gain (loss) on acquisitions/dispositions, net in Company FFO

The Partnership advises the staff that its ‘Gain (loss) on acquisitions/dispositions, net in Company FFO’ adjustment to reconcile net income to Company FFO corresponds to the Partnership’s economic share of gains/losses on acquisitions/dispositions recognized during the period in our IFRS statement of operating results. For example, if we sold a business that we consolidated in which we held a 40% economic interest, upon disposition of the investment, the adjustment in Company FFO would reflect the Partnership’s 40% share of the ‘Gain (loss) on acquisitions/dispositions, net’ recorded in the Partnership’s consolidated statements of operating results.

The Partnership submits to the Staff that the adjustment ‘Gain (loss) on acquisitions/dispositions, net in Company FFO’ is consistent with the guidance in Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.04. We do not believe that adjustments to determine gains or losses on acquisitions/dispositions attributable to the Partnership are individually tailored recognition and measurement methods as the adjustments (i) do not shift the measure from an accrual basis of accounting to cash; (ii) do not adjust line items presented in the Partnership’s consolidated statement of operations with information related to its pro rata share of unconsolidated investees or affiliates; (iii) are calculated similar to how the Partnership determines ‘Gain (loss) on acquisitions/dispositions, net’ in its IFRS consolidated financial statements; and (iv) are based on the underlying economic interest in a consolidated subsidiary and does not ignore any aspects of the economics.

Gain (loss) on acquisitions/dispositions, net in Company FFO recorded in equity

The Partnership advises the Staff that its ‘Gain (loss) on acquisitions/dispositions, net in Company FFO recorded in equity’ adjustment to reconcile net income to Company FFO corresponds to the Partnership’s economic share of gains or losses recorded in the consolidated statements of changes in equity that have been realized through a completed disposition. The Partnership’s definition of Company FFO includes the Partnership’s economic share of gains or losses recorded in equity when calculating disposition gains or losses to assess performance over the full lifecycle of an investment.

The Partnership did not adjust Company FFO for `Gain (loss) on acquisitions/dispositions, net in Company FFO recorded in equity' during the three years ended December 31, 2020, and as illustrated in Appendix 1, did not require this adjustment in its reconciliation of Non-IFRS Measures to IFRS for the three years then ended.

Material realized disposition gains/losses may be recorded in equity through the sale of a strategic investment in public securities accounted for as financial assets measured at fair value with changes in fair value recorded in other comprehensive income, a component of equity. Upon disposition of this type of investment, the historical fair value changes reported in equity will be included in ‘Gain (loss) on acquisitions/dispositions, net in Company FFO recorded in equity’ in the period the disposal occurred with no corresponding impact to net income. Additionally, when the Partnership completes a partial disposal of a subsidiary without losing control, gains or losses recorded in equity will be included in the ‘Gain (loss) on acquisitions/dispositions, net in Company FFO recorded in equity’ adjustment to reflect in Company FFO the Partnership’s economic share of the gain or loss realized on the disposition of the investment.

The Partnership submits to the Staff that the adjustment ‘Gain (loss) on acquisitions/dispositions, net in Company FFO recorded in equity’ is consistent with the guidance in Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.04. As described above, we do not believe that adjustments to determine gains or losses on acquisitions/dispositions attributable to the Partnership are individually tailored recognition and measurement methods as the adjustments (i) do not shift the measure from an accrual basis of accounting to cash; (ii) do not adjust line items presented in the Partnership’s consolidated financial statements with information related to its pro rata share of unconsolidated investees or affiliates; (iii) are calculated similar to how the Partnership determines gains/losses recorded in equity in its consolidated financial statements; and (iv) are consistent with the underlying economics of the transaction in that they reflect the gains and losses based on the Partnership’s economic interest in an investment.

Other Income (Expense), net in Company FFO

The Partnership further advises the Staff that the ‘Other income (expense), net in Company FFO’ adjustment to reconcile net income to Company FFO corresponds to the Partnership’s share of certain components within ‘Other income (expense), net’ that have been realized during the period and are considered relevant by the Partnership when evaluating the returns on invested capital generated by its businesses.

The list of items included in ‘Other income (expense), net in Company FFO’ for all periods presented is provided below:

-	Settled Derivatives

-	Bad debt write-offs, legal settlements, and other

-	Gains and losses on disposition of PP&E

The list of items included in ‘Other income (expense), net’ on the Partnership’s consolidated statements of operating results, but excluded from the adjustment ‘Other income (expense), net in Company FFO’, is provided below.

-	Derivative and other revaluations

-	Restructuring costs

-	Gain or loss on debt extinguishment / modification

-	Transaction costs

-	Foreign currency revaluation adjustments

-	Provision for bad debts, legal provisions, and other

As noted above in our response to Comment No. 2, in future filings the Partnership will enhance its disclosures about the nature and purpose of all material items included within ‘Other income (expense), net’.

The Partnership advises the Staff that it considered the guidance in Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.04, and determined that this approach complies with Question 100.04. The Partnership submits to the Staff that the adjustment ‘Other income (expense), net in Company FFO’ is consistent with the guidance in Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.04. We do not believe that this adjustment results in individually tailored recognition and measurement methods as the adjustment (i) does not shift the measure from an accrual basis of accounting to cash; (ii) does not adjust line items presented in the Partnership’s consolidated statement of operations with information related to its pro rata share of unconsolidated investees or affiliates; (iii) is calculated similar to how the Partnership determines ‘Other income (expense), net’ in its consolidated IFRS statement of operating results; and (iv) is consistent with the underlying economics of the transaction in that when a bad debt is written off, or a derivative or legal provision is settled, this reflects the realized economic impact of that transaction to the Partnership and is therefore included in our adjustment to reconcile net income to Company FFO.

Amounts attributable to non-controlling interests

Please refer to our response to Comment No. 2 above.

In light of the Staff’s comments on Company FFO, in future filings, beginning with the Partnership’s Form 20-F for the fiscal period ending December 31, 2021, we will include within our non-GAAP reconciliation a description of how adjustments within Company FFO have been determined. Please refer to the revised proposed disclosure in Appendix 1.

4.	We note your response to prior comment 4 and reissue the comment as we are unable to agree with your position. Please present all of your expenses by function and present a measure of direct operating costs that is complete. We also note your presentation of the components of direct operating costs in Note 21 that presents amounts that are both by function and by nature. Please revise your footnote disclosure to present the components of direct operating costs by nature.

Although we believe that the Partnership’s statement of operating results was presented in a manner that provided information that was reliable and relevant to its users and acceptable under IFRS, we understand and appreciate the Staff’s view and beginning with the Partnership’s third quarter 2021 interim financial statements, the Partnership has presented depreciation and amortization within direct operating costs. The Partnership further confirms that direct operating costs (as revised to include depreciation and amortization) include all costs related to revenue earning activities.

The Partnership further advises the Staff that beginning with its annual report on Form 20-F for the year ended December 31, 2021 and for each annual period thereafter it will include the following disclosure (using our 2020 annual results for illustrative purposes):

Direct operating costs are costs incurred to earn revenue and include all attributable expenses. Direct operating costs include cost of inventory, depreciation and amortization, compensation, and other expenses. The following table lists direct operating costs for the years ended December 31, 2020, 2019 and 2018. Comparative figures have been reclassified to conform to the current period’s presentation:

(US$ MILLIONS)	2020	2019	2018
Cost of inventory	$21,397	$23,046	$21,421
Depreciation and amortization	2,165	1,804	748
Compensation	4,686	4,299	2,530
[•]	[●]	[●]	[●]
[•]	[●]	[●]	[●]
Total	$34,630	$40,131	$34,882

5.	We note your response to prior comment 5. Please revise your footnote to only present one measure of segment profit or loss in accordance with the guidance in paragraph 26 of IFRS 8.

The Partnership acknowledges the Staff’s comment and in future filings, beginning with the Partnership’s third quarter interim financial statements for the three- and nine-month periods ended September 30, 2021, has presented Adjusted FFO as the Partnership’s measure of segment profit and loss.

If there are additional comments or questions, please do not hesitate to contact the undersigned at (416) 359-8585 or Mile Kurta of Torys LLP at (212) 880-6363.

Very Truly Yours

By:	/s/ Jaspreet Dehl
	Name:	Jaspreet Dehl
	Title:	Chief Financial Officer, Brookfield Business Partners L.P.

Appendix 1 – Company EBITDA and Company FFO reconciliation

	2020	2019	2018
Net income	$580	$434	$1,203

Add back or deduct the following:
Depreciation and amortization expense	2,165	1,804	748
Impairment expense, net	263	609	218
Gain (loss) on acquisitions/dispositions, net	(274)	(726)	(500)
Equity accounted income (loss), net	(57)	(114)	(10)
Interest income (expense), net	1,482	1,274	498
Other income (expense), net (1)	(111)	400	136
Income tax (expense) recovery	154	192	98
Equity accounted Company EBITDA(2)	166	93	136
Amounts attributable to non-controlling interests(3)	(2,984)	(2,753)	(1,684)
Company EBITDA	$1,384	$1,213	$843

Net income	$580	$434	$1,203

Add back or deduct the following:
Depreciation and amortization expense	2,165	1,804	748
Impairment expense, net	263	609	218
Gain (loss) on acquisitions/dispositions, net	(274)	(726)	(500)
Equity accounted income (loss), net	(57)	(114)	(10)
Income tax (expense) recovery - Deferred	(130)	(132)	(88)
Other income (expense), net (1)	(111)	400	136
Gain (loss) on acquisitions/dispositions, net in Company FFO(4)	85	405	163
Other income (expense), net in Company FFO(5)	(25)	(15)	(4)
Equity accounted Company FFO(2)	111	75	95
Gain (loss) on acquisitions/dispositions, net in Company FFO recorded in equity(6)	-	-	-
Amounts attributable to non-controlling interests(3)	(1,737)	(1,638)	(1,228)
Company FFO	$870	$1,102	$733

(1)	Other income (expense), net corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. The components of other income (expense), net include derivative and other revaluations and settlements, restructuring costs, gains or losses on debt extinguishment/modification, transaction costs, foreign currency revaluations, legal and bad debt provisions, and gains or losses on disposition of property, plant and equipment.
(2)	Equity accounted Company EBITDA and Equity accounted Company FFO correspond to the Company EBITDA and Company FFO attributable to the Partnership that are generated by its investments in associates and joint ventures accounted for using the equity method.
(3)	Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
(4)	Gain (loss) on acquisitions/dispositions, net in Company FFO corresponds to the Partnership’s economic share of gains/losses on acquisitions/dispositions recognized during the period in our IFRS statement of operating results that are considered by the Partnership when evaluating the operating performance and returns on invested capital generated by its businesses.
(5)	Other income (expense), net in Company FFO corresponds to the Partnership’s economic share of settled derivatives, bad debt write-offs, legal settlements, and other gains and losses on disposition of property, plant and equipment included in Other income (expense), net that are considered by the Partnership when evaluating operating performance and the returns on invested capital generated by its businesses. Other income (expense), net in Company FFO excludes certain items that are not related to revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations, including unrealized derivative and revaluations, foreign currency revaluation losses, restructuring costs, gain or loss on debt extinguishment / modification, transaction costs, foreign currency revaluation adjustments, and legal and bad debt provision for bad debts.
(6)	Gain (loss) on acquisitions/dispositions, net in Company FFO recorded in equity corresponds to gains or losses earned in equity that have been realized through a completed disposition.